Exhibit 99.101

Grande West Ranked Top Performer in The TSX Venture 50

VANCOUVER, BC – March 1, 2021 – Grande West Transportation Group Inc. (TSXV:BUS) (OTCQX:BUSXF) (FRA:6LG) (“Grande West” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, today announced it was ranked first place in the Diversified Industries category on the TSX Venture 50.

The TSX Venture 50 is a yearly ranking done by the TSX Group of 50 up and coming companies on the TSX Venture Exchange. The ranking is composed of 10 companies from each of 5 industry sectors, selected based on 3 equally weighted criteria.

“We are honored to be named the top performer in this year’s TSX Venture 50 rankings,” said William Trainer, Chief Executive Officer of Grande West. “Our recent growth in market capitalization is a testament to our continued commitment to the capital markets and to shareholder value creation, and this honor reflects that. We thank TSX for continuing to provide our company access to the Canadian capital markets and investors focused on high growth companies with innovative technologies.”

A video of Grande West’s Chief Executive Officer, William Trainer, discussing the company for the TSX Venture 50 can be viewed here: https://vimeo.com/512798721/88bc8a2390

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading Canadian supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW, seeks to lead the global transition to a more sustainable public transit system. For more information, please visit www.grandewest.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

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